Managed Portfolio Series
615 East Michigan Street | Milwaukee, Wisconsin 53202
April 24, 2023

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Managed Portfolio Series (the “Trust”) Kensington Managed Income Fund, Kensington Dynamic Growth Fund, and Kensington Active Advantage Fund (the “Funds”) File Nos. 333-172080 and 811-22525
Dear Mr. Be:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 560 to the Trust’s Registration Statement on Form N-1A filed February 27, 2023 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.	Please supplementally provide the final fee table for each Fund. Please also supplementally confirm the basis for estimating each Fund’s “other expenses.”

Response:
The fee table for each Fund is provided supplementally below. In addition, the Trust supplementally confirms that each Fund’s “other expenses” are based upon its expenses for its most recent fiscal year ended December 31, 2022.

Kensington Managed Income Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Institutional Class	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a % of original purchase price)	None	None	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Institutional Class	Class C
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%	1.00%
Other Expenses	0.13%	0.13%	0.13%
Acquired Fund Fees and Expenses(2)	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	1.70%	1.45%	2.45%
Fee Waiver/Reimbursement or Recoupment(3)	-0.03%	-0.03%	-0.03%
Total Annual Fund Operating Expenses after Fee Waiver/Reimbursement or Recoupment	1.67%	1.42%	2.42%
1)The Fund’s distributor may advance to, or reimburse, the Fund 1.00% of the purchase price in connection with 12b-1 fees advanced to authorized broker-dealers on purchases of Class C shares. However, when the distributor makes such a payment, the respective Class C shares are subject to a 1.00% contingent deferred sales charge (“CDSC”) payable to the distributor on shares redeemed prior to the first 12 months after their purchase. Shareholders will be notified at the time of purchase if the shares purchased are subject to this CDSC.
2)Acquired Fund Fees and Expenses (“AFFE”) are indirect costs of investing in other investment companies. The operating expenses in this fee table do not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund and not the indirect costs of investing in other investment companies.

3)Kensington Asset Management, LLC (the “Adviser”) has contractually agreed to waive its management fee and pay Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding AFFE, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions, extraordinary expenses, and distribution (12b‑1) fees and expenses) do not exceed 1.35% of the average net assets of the applicable share class. Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of 36 months following the month during which such fee waiver and expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in effect at the time of recoupment. The Operating Expense Limitation Agreement is indefinite in term and cannot be terminated through at least June 30, 2024. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser.

Kensington Dynamic Growth Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Institutional Class	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a % of original purchase price)	None	None	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Institutional Class	Class C
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%	1.00%
Other Expenses	0.14%	0.14%	0.14%
Acquired Fund Fees and Expenses(2)	0.04%	0.04%	0.04%
Total Annual Fund Operating Expenses	1.68%	1.43%	2.43%
Fee Waiver/Reimbursement or Recoupment(3)	-0.01%	-0.01%	-0.01%
Total Annual Fund Operating Expenses After Fee Waiver/Reimbursement or Recoupment	1.67%	1.42%	2.42%
1)The Fund’s distributor may advance to, or reimburse, the Fund 1.00% of the purchase price in connection with 12b-1 fees advanced to authorized broker-dealers on purchases of Class C shares. However, when the distributor makes such a payment, the respective Class C shares are subject to a 1.00% contingent deferred sales charge (“CDSC”) payable to the distributor on shares redeemed prior to the first 12 months after their purchase. Shareholders will be notified at the time of purchase if the shares purchased are subject to this CDSC.
2)Acquired Fund Fees and Expenses (“AFFE”) are indirect costs of investing in other investment companies. The operating expenses in this fee table do not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund and not the indirect costs of investing in other investment companies.
3)Kensington Asset Management, LLC (the “Adviser”) has contractually agreed to waive its management fee and pay Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding AFFE, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions, extraordinary expenses, and distribution (12b‑1) fees and expenses) do not exceed 1.38% of the average net assets of the applicable share class. Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of 36 months following the month during which such fee waiver and expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in effect at the time of recoupment. The Operating Expense Limitation Agreement is indefinite in term and cannot be terminated through at least June 30, 2024. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser.

Kensington Active Advantage Fund

Shareholder Fees (fees paid directly from your investment)	Class A	Institutional Class	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a % of original purchase price)	None	None	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Institutional Class	Class C
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%	1.00%
Other Expenses	2.39%	2.39%	2.39%
Acquired Fund Fees and Expenses(2)	0.07%	0.07%	0.07%
Total Annual Fund Operating Expenses	3.96%	3.71%	4.71%
Fee Waiver/Reimbursement or Recoupment(3)	-2.29%	-2.29%	-2.29%
Total Annual Fund Operating Expenses After Fee Waiver/Reimbursement or Recoupment	1.67%	1.42%	2.42%
1)The Fund’s distributor may advance to, or reimburse, the Fund 1.00% of the purchase price in connection with 12b-1 fees advanced to authorized broker-dealers on purchases of Class C shares. However, when the distributor makes such a payment, the respective Class C shares are subject to a 1.00% contingent deferred sales charge (“CDSC”) payable to the distributor on shares redeemed prior to the first 12 months after their purchase. Shareholders will be notified at the time of purchase if the shares purchased are subject to this CDSC.
2)Acquired Fund Fees and Expenses (“AFFE”) are indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements include only the direct operating expenses incurred by the Fund and does not include the indirect costs of investing in other investment companies.
3)Kensington Asset Management, LLC (the “Adviser”) has contractually agreed to waive its management fee and pay Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding AFFE, leverage/borrowing interest, interest expense, dividends paid on short sales, taxes, brokerage commissions, extraordinary expenses, and distribution (12b‑1) fees and expenses) do not exceed 1.35% of the average net assets of the applicable share class. Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of 36 months following the month during which such fee waiver and expense payment was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in effect at the time of recoupment. The Operating Expense Limitation Agreement is indefinite in term and cannot be terminated through at least June 30, 2024. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser.

Comment 2.
Please supplementally advise about the disclosure and operational impact of each Fund moving from fund-of-funds structure to a Fund that may make direct investments in securities and derivative instruments.

Response:
The Trust responds supplementally by confirming that, from a disclosure perspective, the Funds’ documents, including the prospectus, SAI and marketing materials, will be updated appropriately to ensure shareholders have full disclosure of each Fund’s strategy change. Note that a supplement was filed on February 27, 2023 that provided advance notice of this change.

The Trust also responds supplementally by confirming that, from an operational perspective, the Adviser has taken several significant measures to ensure a well-structured and risk-mitigated investment process in connection with the Funds’ strategy changes. These measures include, but are not limited to, establishing relationships with appropriate counterparties to facilitate the new investment process, and enhancing the Adviser’s risk department, which oversees the Funds’ portfolio management. The risk department focuses on various key metrics such as maintaining the margin to equity of the Funds at appropriate levels, and conducting daily Value at Risk (VaR) reviews in line with Rule 18f-4 of the Investment Company Act of 1940. The Adviser also regularly reviews back tests to compare the performance of each Fund against established indices and performs weekly stress tests, as mandated by Rule 18f-4, to evaluate the Fund’s resilience against potential market shocks. Moreover, the Adviser assesses the liquidity of each investment with pre-trade evaluations focusing on daily trading volume, assets under management, and estimated slippage, as well as post-trade assessments that involve reviewing the trading blotter for errors, volume, slippage, and comparisons against Volume Weighted Average Price (VWAP) and other trading standards. Lastly, the Adviser conducts daily reviews of each investment’s valuation for accuracy in pricing, net asset value, tracking, and portfolio composition. These comprehensive steps taken by the Adviser ensure a systematic approach to implementing each Fund’s new investment approach, while adhering to industry standards and regulatory requirements, thereby maintaining a high level of risk management and operational efficiency.

Comment 3.
With respect to the Kensington Managed Income Fund, in the section entitled Principal Investment Strategies on page 2 of the prospectus, please:
a.revise the first sentence of the first paragraph to explain what is meant by the term “drawdown”;
b.revise the third paragraph to explain, when in Risk-On position, the types of data analysis the Fund uses to choose between investment types;
c.supplement where applicable to explain the Fund’s investment strategy with respect to derivatives (i.e., when and how will they be used); and
d.supplementally confirm, per the discussion of short positions in the 4th paragraph, that short positions will only be used to hedge the Fund’s portfolio and not for investment or speculative purposes. Otherwise, revise the disclosure accordingly.

Response:
The Trust responds by revising the referenced disclosure as shown below. The Trust also confirms supplementally that the Fund may use short positions, as described in the prospectus, to hedge or offset existing long holdings. The Fund does not expect to use short positions for other reasons.

“The Fund is designed to provide the potential to generate stable, above average returns, with a reduced risk of drawdown (i.e., the risk of a decline in investment value during a decline the U.S. equity markets). Kensington Asset Management, LLC (the “Adviser”) seeks to achieve the Fund’s investment objective by investing the Fund’s assets to gain exposure to (i) higher-yielding, fixed income securities, or to (ii) cash, cash equivalents, and U.S. Treasury securities, based on a proprietary “Managed Income Model” that looks at trends and patterns in the high-yield fixed income market. The Managed Income Model uses daily inputs related to the prices of certain U.S. high-yield and long-term Treasury bond funds, U.S. equity market indices, and the number of NYSE-listed companies whose prices have increased and decreased each day to evaluate whether market conditions favor a “Risk-On” portfolio exposed to high-yield securities or a “Risk-Off” portfolio exposed to cash, cash equivalents, or U.S. Treasury securities. Specifically, the model uses the following inputs:
•The net asset values of certain U.S. high-yield bond funds
•Prices of long-term U.S. Treasury bonds
•The level of the NASDAQ Composite Index, a market capitalization weighted index of approximately 3,000 common equities listed on the NASDAQ stock exchange
•The level of the Value Line Geometric Composite Index, an index of approximately 1,700 companies representing approximately 90% of the market capitalization of all U.S.-listed stocks with returns weighted to account for compounding of returns of time; and
•The daily number of NYSE-listed companies with prices increasing or decreasing (the Advance/Decline Line).
The Managed Income Model looks for trends developing over multiple time periods (e.g., weeks, months, years) to signal a change from Risk-On to Risk-Off or vice versa, and the Adviser will generally turn over approximately 100% of the portfolio’s exposures when the Managed Income Model signals a change. Depending on market conditions, such turnover from Risk-On to Risk-Off or vice versa may take up to several weeks, and the Fund may have significant portfolio turnover from year to year. The Adviser generally expects such changes to occur infrequently (e.g., fewer than five times annually) based on historic trends in the high-yield fixed income market. Generally, when the Adviser believes high-yield market conditions are favorable, the Fund seeks exposure to longer maturity and lower quality high-yield securities. When the Adviser believes high-yield market conditions are somewhat less favorable (but still “Risk-On”), the Fund seeks exposure to shorter maturity and better quality high-yield securities.
In its Risk-On position, the Fund will gain exposure to fixed-income securities primarily by investing in one or more of the following investment types (1) other mutual funds and exchange-traded funds (“ETFs”) (“underlying funds”) that invest in higher-yielding, income-producing securities, (2) individual bonds, including high-yield bonds, (3) credit default swaps and credit default index swaps, and options on such instruments, and/or (4) index futures and bond futures. The types of investments used to gain the Fund’s exposures to fixed-income securities (i.e., other mutual funds and ETFs, individual bonds, derivatives, etc.), and the allocation to each, is determined by several factors related to each investment type when the investment is made, including but not limited to, capacity constraints, the expected duration of the trade, fees or commissions, and the quality of beta (i.e., sensitivity to the securities markets) offered by the investment type. The use of derivative instruments is just one option that the Fund may use and such use is determined in the same manner as the other investments.

The fixed-income securities to which the Fund may have exposure, either directly or indirectly, include bills, notes, bonds, debentures, bank loans, loan participations, syndicated loan assignments and other evidence of indebtedness and are not restricted as to issuer credit quality, country, capitalization, security maturity, currency, or leverage. The specific fixed-income securities in which the Fund invests or has exposure to is determined by the Adviser’s systematic investment approach, which takes into account several key elements, including but not limited to, the evaluation of relative value and trends across the spectrum of fixed-income opportunities, and the risks related to credit and duration for those opportunities in the current market environment. In its Risk-On position, a majority of the Fund’s portfolio is typically exposed to high-yield securities, which are debt instruments rated lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”), or, if unrated, determined by the Adviser, or underlying fund’s adviser where applicable, to be of similar credit quality. High-yield securities are also known as “junk bonds”. The Fund may have exposure to junk bonds that are in default, subject to bankruptcy or reorganization. The Fund may also take short positions from time to time to hedge or offset existing long positions.”

Comment 4.
With respect to the Kensington Dynamic Growth Fund, in the section entitled Principal Investment Strategies on page 9 of the prospectus, please revise the second paragraph to explain, when in Risk-On position, the types of data analysis the Fund uses to choose between investment types.

Response:	The Trust responds by revising the referenced disclosure as shown below.
The Fund is designed to provide equity-like returns, but with the potential to reduce volatility and drawdown (i.e., the risk of a decline in investment value during a decline the U.S. equity markets) that comes with passive investment in equities. Kensington Asset Management, LLC (the “Adviser”) seeks to achieve the Fund’s investment objective by investing the Fund’s assets to gain exposure to (i) domestic equity securities or (ii) cash, cash equivalents, and U.S. Treasury securities based on a proprietary “Dynamic Growth Model” that looks at trends in the U.S. equity market. The Dynamic Growth Model uses daily price information with respect to multiple broad-based U.S. equity indices (e.g., open, close, high, and low prices) to identify and evaluate market trends and volatility to determine whether market conditions favor a “Risk-On” portfolio exposed to U.S. equity securities or a “Risk-Off” portfolio exposed to cash, cash equivalents, or U.S. Treasury securities. The Dynamic Growth Model looks for trends developing over multiple time periods (e.g., weeks, months, or years) to signal a change from Risk-On to Risk-Off or vice versa, and the Adviser will generally turn over approximately 100% of the portfolio’s exposures when the Dynamic Growth Model signals a change. Depending on market conditions, such turnover from Risk-On to Risk-Off or vice versa may take up to several days to a week, and the Fund may have significant portfolio turnover from year to year. The Adviser generally expects such changes to occur approximately eight to twelve times annually based on historic trends in the U.S. equity market.
In its Risk-On position, the Fund will gain exposure to equity securities primarily by investing in one or more of the following investment types (1) exchange-traded funds (“ETFs”) (“underlying funds”) that track the returns of a broad-based U.S. equity market index, (2) individual equity securities, and/or (3) equity index futures. The types of investments used to gain the Fund’s exposures to equity securities (i.e., other mutual funds and ETFs, individual equity securities, futures, etc.), and the allocation to each, is determined by several factors related to each investment type when the investment is made, including but not limited to, capacity constraints, the expected duration of the trade, fees or commissions, and the quality of beta (i.e., sensitivity to the securities markets) offered by the investment type. The use of futures contracts is just one option that the Fund may use and such use is determined in the same manner as the other investments.
The Fund’s equity exposure may include companies of any market capitalization, and equity indices to which the Fund gains exposure may be based on certain factors, such as value- or growth-oriented companies. The specific equity securities in which the Fund invests or has exposure to is determined by the Adviser’s systematic investment approach, which takes into account several key elements, including but not limited to, the evaluation of relative value and prevailing trends between value and growth equities, along with the current and anticipated market environment. The Fund may also take short positions from time to time to hedge or offset existing long positions. In its Risk-Off position, the Fund will primarily hold cash or cash equivalents or invest directly or indirectly in underlying funds that invest in U.S. Treasury securities of various maturities. The Fund may also take short positions in the Risk-Off position to offset existing long holdings from when the Fund was in the Risk-On position.

Comment 5.
With respect to the Kensington Active Advantage Fund, in the section entitled Principal Investment Strategies on page 15 of the prospectus, please:
a.revise the first sentence of the first paragraph to explain what is meant by the term “drawdown”;
b.revise the first sentence of the first paragraph to explain the types of markets referred to in the term “declining markets”; and
c.revise the fourth and fifth paragraphs to explain the types of data analysis the Fund uses to choose between investment types, for both the equity and fixed-income exposures.

Response:	The Trust responds by
“The Fund is designed to provide the potential to participate in rising markets, but with a reduced risk of drawdown in declining markets (i.e., the risk of a decline in investment value during a decline the U.S. equity markets). The Adviser seeks to achieve the Fund’s investment objective by utilizing a proprietary trend-following process which seeks to benefit from longer-term trends in equity and fixed income markets. As part of this process, the Fund will gain exposure to these markets when the opportunity is deemed beneficial or invest in cash, cash equivalents, and U.S. Treasury securities when opportunities are deemed unfavorable. The size of the positions taken will relate to various factors, including the Adviser’s systematic assessment of a trend and its likelihood of continuing, as well as the Adviser’s estimate of the market’s risk. The Adviser generally expects that the Fund will have exposure in both equities and fixed income securities, but at any one time the Fund may emphasize one asset class or invest solely in cash, cash equivalents, and U.S. Treasuries when both equity and fixed income markets are deemed to be unfavorable.
The Adviser’s process is primarily centered around trend-following analysis, which evaluates multiple inputs to recognize and measure consistent and repeating behavioral patterns in the financial markets. The Adviser will evaluate daily inputs related to the prices of certain U.S. high-yield and long-term Treasury bond funds, U.S. equity market indices, and the number of NYSE-listed companies whose prices have increased and decreased each day to recommend allocations across asset classes. This process is intended to identify strength or weakness in particular asset classes based upon a convergence of factors which will help inform the Fund’s overall asset allocation. The Fund may have significant portfolio turnover from year to year.
The Adviser generally expects that the Fund’s portfolio will allocate roughly 50–70% of its exposure to equity securities and 30–50% of its exposure to fixed income instruments. Generally, when the Adviser determines that market conditions are favorable, the Adviser will increase exposure in equities and lower quality, higher-yielding fixed income securities. When the Adviser determines that market conditions are less favorable, the Adviser will increase exposure to better-quality fixed income securities and cash equivalents (e.g., money market instruments). As a result, at times the Fund may invest substantially all of its assets in cash, cash equivalents, and U.S. Treasury securities, and at times the Fund may predominantly be exposed to equity securities.
The Fund primarily seeks to achieve its equity exposure by investing in one or more of the following investment types (1) other mutual funds and exchange-traded funds (“ETFs”) (“underlying funds”) that track the returns of a broad-based U.S. equity market index, (2) individual equity securities, and/or (3) equity index futures. The types of investments used to gain the Fund’s exposures to equity securities (i.e., other mutual funds and ETFs, individual equity securities, futures, etc.), and the allocation to each, is determined by several factors related to each investment type when the investment is made, including but not limited to, capacity constraints, the expected duration of the trade, fees or commissions, and the quality of beta (i.e., sensitivity to the securities markets) offered by the investment type. The use of futures contracts is just one option that the Fund may use and such use is determined in the same manner as the other investments. The Fund’s equity exposure may include companies of any market capitalization, and equity indices to which the Fund gains exposure may be based on certain factors, such as value- or growth-oriented companies. The specific equity securities in which the Fund invests or has exposure to is determined by the Adviser’s systematic investment approach, which takes into account several key elements, including but not limited to, the evaluation of relative value and prevailing trends between value and growth equities, along with the current and anticipated market environment. The Fund may also take short positions from time to time to hedge or offset existing long positions.
The Fund primarily seeks to achieve its fixed-income exposure by investing in one or more of the following investment types (1) underlying funds that invest in higher-yielding, income-producing securities, (2) individual bonds, including high-yield bonds, (3) credit default swaps and credit default index swaps, and options on such instruments, and/or (4) index futures and bond futures. The types of investments used to gain the Fund’s exposures to fixed-income securities (i.e., other mutual funds and ETFs, individual bonds, derivatives, etc.), and the allocation to each, is determined by several factors related to each investment type when the investment is made, including but not limited to, capacity constraints, the expected duration of the trade, fees or commissions, and the quality of beta (i.e., sensitivity to the securities markets) offered by the investment type. The use of derivative instruments is just one option that the Fund may use and such use is determined in the same manner as the other investments.

The fixed-income securities to which the Fund may have exposure, either directly or indirectly, include bills, notes, bonds, debentures, bank loans, loan participations, syndicated loan assignments and other evidence of indebtedness and are not restricted as to issuer credit quality, country, capitalization, security maturity, currency, or leverage. The specific fixed-income securities in which the Fund invests or has exposure to is determined by the Adviser’s systematic investment approach, which takes into account several key elements, including but not limited to, the evaluation of relative value and trends across the spectrum of fixed-income opportunities, and the risks related to credit and duration for those opportunities in the current market environment. The Fund’s portfolio will be exposed to high-yield securities, which are debt instruments rated lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”), or, if unrated, determined by the Adviser, or underlying fund’s adviser where applicable, to be of similar credit quality. High-yield securities are also known as “junk bonds”. The Fund may have exposure to junk bonds that are in default, subject to bankruptcy or reorganization. The Fund may also take short positions from time to time to hedge or offset existing long positions.”

Comment 6.	In the section entitled Derivatives on page 20 of the prospectus, please revise to confirm each Fund’s status under Rule 18f-4 (i.e., full derivatives user, limited derivatives user, etc.).

Response:
The Trust responds by noting that disclosure of a Fund’s status under Rule 18f-4 is not required by Rule 18f-4 or Form N-1A. Accordingly, the Fund declines to include additional disclosure as requested by this comment. However, disclosure will be added indicating that each Fund intends to comply with the requirements or Rule 18f-4.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at 414-721-8328 or john.hadermayer@usbank.com.
Sincerely,

/s/ John Hadermayer
John Hadermayer
Secretary
Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP